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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                            EXECUFIRST BANCORP, INC.
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                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    320128101
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                                 (CUSIP NUMBER)

                                  ZEEV SHENKMAN
                                1724 MARTINS LANE
                          GLADWYNE, PENNSYLVANIA 19035
                                  (610)527-5419
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 29, 1995
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  Page 1 of 5

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     CUSIP NO. 320128101               130                 PAGE 2 OF 5 PAGES

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ZEEV SHENKMAN
     ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (A)  / /

                                                       (B)  / /


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                            / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION



               7    SOLE VOTING POWER
NUMBER OF
SHARES              90,800
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH                0
               -----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                90,800
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     90,800
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     CUSIP NO. 320128101               130                 PAGE 2 OF 5 PAGES


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                               / /


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                  SCHEDULE 13D


ITEM 1    SECURITY AND ISSUER

     Reference is made to the Schedule 13D, dated November 29, 1995 filed by Mr. Zeev Shenkman ("Mr. Shenkman" or the "Reporting Person") relating to ExecuFirst Bancorp, Inc. (the "Issuer") (such Schedule 13D is hereinafter referred to as the "Schedule 13D"). All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the
     Schedule 13D.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

     Mr. Shenkman acquired 18,000 shares of Common Stock reported herein in the following transactions:

       Date    Number of Shares    Aggregate Purchase Price Type of Transaction
       ----    ----------------    ------------------------ -------------------
     12/29/95    12,000                 $66,000                Private
     12/29/95     5,000                 $26,875                Private
       1/4/96     1,000                 $ 5,375                Market

ITEM 5    INTEREST IN SECURITIES AND THE ISSUER

     Item 5, Sections (a-b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information thereto:

     (a-b)     Beneficial Ownership of Securities of the Issuer:

          As of the close of business on January 4, 1996, Mr. Shenkman directly owns, beneficially and of record, 90,800 shares of Common Stock. Mr. Shenkman has sole voting and dispositive power as to all 90,800 shares of Common Stock, which shares constitute 7.4% of the Issuer's issued and outstanding Common Stock (based on 1,226,057 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995).

     (c) During the past 60 days, Mr. Shenkman has effected the following transactions in the securities of the Issuer.

          1. On January 3, 1996, Mr. Shenkman purchased 1,000 shares of Common Stock at a purchase price of $5.375 per share.

          2. On December 29, 1995, Mr. Shenkman purchased 12,000 shares of Common Stock at a purchase price of $5.50 per share and 5,000 shares of Common Stock at a purchase price of $5.375 per share.

          3. On November 29, 1995, Mr. Shenkman purchased an aggregate of 9,500 shares of Common Stock at an average purchase price of $5.625 per share.

          4. On December 7, 1995, Mr. Shenkman purchased 5,000 shares of Common Stock at a purchase price of $5.625 per share.


                                       -4-

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        /s/Zeev Shenkman
                        --------------------------------------
                        ZEEV SHENKMAN


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